Vote AGAINST employee stock purchase plans where any of the opposite conditions obtain.
(3) Shareholder Proposals on Compensation
Generally, vote FOR shareholder proposals seeking additional disclosure of executive and director pay information and shareholder proposals to put option repricings to a shareholder vote.
Vote AGAINST shareholder proposals seeking to set absolute levels on compensation or otherwise dictate the amount or form of compensation.
Vote on a CASE-BY-CASE basis for all other shareholder proposals regarding executive and director pay, taking into account company performance, pay level versus peers, pay level versus industry, and long-term corporate outlook.
(J) Social and Environmental Issues
These issues cover a wide range of topics, including consumer and public safety, environment and energy, general corporate issues, labor standards and human rights, military business, and workplace diversity.
Generally, ISS votes CASE-BY-CASE on such proposals. However, there are certain specific topics where ISS generally votes FOR the proposal (e.g., proposals seeking a report on a company’s animal welfare standards) or AGAINST the proposal (e.g., reports on foreign military sales or offsets).
Item 8. Portfolio Managers of Closed-End Management Investment Companies.
                    The person at the Adviser who will initially have primary responsibility for the day-to-day management of the Master Fund’s portfolio is Kent A. Clark.
Kent A. Clark is a Managing Director of Goldman Sachs and Chairman of the Investment Committee of the Adviser. Mr. Clark is also the Chief Investment Officer of the Adviser, and performs the responsibilities of principal executive officer of the Adviser. Mr. Clark joined GSAM in 1992 as a member of the Quantitative Equity team, where he managed Global Equity portfolios and equity market neutral trading strategies. In this capacity, he also developed risk and return models. Mr. Clark’s research has been published in the Journal of Financial and Quantitative Analysis and in Enhanced Indexing. Mr. Clark serves on the Board of Governors of the Graduate Faculty at the New School University, on the board of the Managed Funds Association, and he is a member of the Chicago Quantitative Alliance. Formerly, he was president of the Society of the Quantitative Analysts. Mr. Clark joined Goldman Sachs from the University of Chicago Graduate School of Business where he completed all but dissertation in the Ph.D. program and earned an M.B.A. He holds a Bachelor of Commerce degree from the University of Calgary.
As the portfolio manager, Mr. Clark is primarily responsible for overseeing the investment process and risk management for the Master Fund. Mr. Clark also chairs an investment committee that approves all Investment Managers for investment by, and sets portfolio sector and strategy weights for, the Master Fund.

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Other Accounts Managed by the Portfolio Manager (1)

	Number of Other Accounts Managed and			Number of Accounts and Total Value of Assets
	Total Value of Assets by Account Type			for Which Advisory Fee is Performance-Based
for Which There is No Performance-
Based Fee
Name of	Registered	Other Pooled		Registered	Other Pooled
Portfolio	Investment	Investment	Other	Investment	Investment	Other
Manager	Companies	Vehicles	Accounts	Companies	Vehicles	Accounts

Kent A. Clark	None	11 accounts	4 accounts	None	95 accounts	6 accounts
		$975,365,073	$410,633,308		$17,218,077,721	$2,088,885,739

(1) As of December 31, 2008.
Conflicts of Interest
Mr. Clark is the Chair of the investment committee of the Adviser. The Adviser is responsible for managing other accounts, including proprietary accounts, separate accounts and other pooled investment vehicles, including unregistered hedge funds and funds of hedge funds. The Adviser may manage separate accounts or other pooled investment vehicles which may have materially higher or different fee arrangements than the Fund and the Master Fund and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles may raise potential conflicts of interest relating to cross trading and the allocation of investment opportunities.
The Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. It seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and timely manner. To this end, the Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management. In addition, the Adviser and the Master Fund have adopted policies limiting the circumstances under which cross-trades may be effected between the Master Fund and other client accounts. The Adviser conducts periodic reviews of the transactions of the Master Fund for consistency with these policies.
Compensation
Base Salary and Performance Bonus
The Adviser’s compensation package for Mr. Clark is comprised of a base salary and a performance bonus. The performance bonus is a function of Mr. Clark’s individual performance and his contribution to overall team performance. Mr. Clark is rewarded for his ability to outperform a benchmark while managing risk appropriately. Compensation is also influenced by Mr. Clark’s and the Adviser’s total revenues for the past year which in part is derived from advisory fees, and for certain accounts and pooled investment vehicles’ performance-based fees. Anticipated compensation levels among competitor firms may also be considered, but do not constitute a principal factor.
The following criteria are considered:
•	Individual performance (relative, absolute)

•	Team performance (relative, absolute)

•	Consistent performance that aligns with clients’ objectives

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